SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 6 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Date of Purchase / Sale	Shares Purchased / (Sold)	Price Per Share ($)
June 25, 2025	(90,655)	$12.9217
June 26, 2025	(59,667)	$13.2102
June 27, 2025	(40,919)	$13.5000
June 27, 2025	(31,580)	$13.9075
June 30, 2025	(145,009)	$13.6882